PRESS NOTE

UNITED COLORS OF BENETTON.

Ponzano, 5 December 2002 - Benetton Group announces it is currently in advanced negotiations with the Tecnica Group with reference to the Nordica brand. A definitive agreement could be signed as early as the end of the current year.

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